Exhibit 99.(a)(7)

To:	Spectrum Employees
From:	Shyam Kumaria
Subject:	Amendment to Offer to Purchase

     On March 23, 2009, we announced that we are offering to purchase Options from eligible employees pursuant to terms and for the reasons described in the Offer to Purchase for Cash Employee Stock Options Under Third Amended and Restated 1997 Stock Incentive Plan and 2003 Amended and Restated Incentive Award Plan (the “Offer to Purchase”) calculated in the manner described in the Offer to Purchase. Each Eligible Employee who holds Eligible Options was provided with a Letter of Transmittal setting forth the payment offered for each of his or her Eligible Options. Capitalized terms not otherwise defined in this email shall have the meanings ascribed to them in the Offer to Purchase.
     In connection with our filing of the Offer to Purchase with the Securities and Exchange Commission, we have prepared an Amendment to the Offer to Purchase, dated April 9, 2009 (the "Amendment to the Offer to Purchase"), which (a) changes the offering price from the previous "$0.01 or $0.60" to the current "$0.01 or $1.15" because of the recent increase in our stock price, (b) removes the previously announced separate share purchase program, which would have allowed you to use the cash proceeds from the sale of your eligible stock options to purchase shares of our common stock directly from us, (c) extends the Offer period until Thursday, April 23, 2009, (d) revises the method and timing of payment to pay you promptly within three business days following the expiration of the Offer, (e) revises certain cautionary language regarding forward-looking statements, (f) incorporates by reference information from our latest Annual Report on Form 10-K, filed with the SEC on March 31, 2009, (g) removes references to any "subsequent offering period", and (h) removes from the Letter of Transmittal the language requiring your spouse to certify that he or she has "read" the offering materials. The Amendment to the Offer to Purchase, Amendment 1 to our Tender Offer Statement on Schedule TO, the amended and restated Letter of Transmittal, and the amended and restated Election Withdrawal Notice are attached to the e-mail.
     We presently do not intend to extend the offer. No elections will be accepted after the Offer expires.
     This notice does not constitute the Offer. The full terms of the Offer are described in the Offer to Purchase, dated March 23, 2009, as amended by the Amendment to the Offer to Purchase. If you need another copy of the Offer to Purchase or the Amendment to the Offer to Purchase, you may request one by sending an email to Lisa Broman at Lisa.Broman@spectrumpharm.com.
     As more fully described in the Offer to Purchase, as amended, to accept the Offer, you must complete and sign the Letter of Transmittal and deliver it by email to lisa.broman@spectrumpharm.com or by mail to Attn: Lisa Broman, Spectrum Pharmaceuticals, Inc., 157 Technology Drive, Irvine, California 92618. We must receive your election to participate on your Letter of Transmittal by 11:59 P.M., Pacific Time, on Thursday, April 23, 2009 (or, if we extend the Offer period, such later date we will specify), or it will not be given effect. (For more information, see Sections III.4 and III.7, beginning on page 10 and 13, respectively, of the Offer to Purchase).
     If you have already submitted your Letter of Transmittal, then no further action is required.